

October 30, 2014

Via E-Mail
Frank Underhill Sr.
President
Granito Acquisition I, Inc.
3414 Pino Dr.
Las Vegas, NV 89121

      Re: Granito Acquisition I, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed October 15, 2014
             File No. 333-197765

Dear Mr. Underhill:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 27, 2014.

Cover Page

1.   Your revised registration statement does not appear to provide disclosure responsive to prior comments 2 and 3. Please revise or advise.

2.   Further to prior comment 4, given your disclosure that your sole officer and director Mr. Underhill will be acting as sales agent for this offering, please tell us of the basis for his participation in the offering without registration as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. If he is relying upon Rule 3a4-1 of the Exchange Act, please advise and explain how each element of the safe harbor is satisfied.

3.   We note your revisions made in response to prior comment 5. Please further revise the added risk factor disclosure on page 12 to discuss the prohibition on the use of Form S-8 by shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. In addition, please consider presenting the risks relating to your status as a shell company under a separate caption.

4.   We note your response to prior comment 6. Please remove the references to sales agent commissions on pages 5 and 8.

Summary Information and Risk Factors

The Offering, page 7

5.   In light of your response to prior comment 16 indicating that Mr. Underhill will be the
        source of the trust agent fee, please revise to remove the disclosure that the trust agent fee
        will be paid from the proceeds of the offering.

Risk Factors, page 10

6.   Please revise to include disclosure that discusses the risk relating to any conflicts of
        interest that may result from the funds being held in a trust account controlled by
        Underhill Securities Corp. of which the son of your chief executive officer is the sole
        officer and director.

Our Status as an Emerging Growth Company…, page 11

7.   Please note that smaller reporting companies are only exempt from the auditor attestation
        requirement and that management must still provide a report regarding the effectiveness
        of your internal controls over financial reporting. Refer to Item 308 of Regulation S-K
        and revise accordingly.

Certain Relationships and Related Transactions, page 31

8.   We note your response to prior comment 14. Instruction 1(a)(iii) to Item 404(a) of
        Regulation S-K defines a related person to include any immediate family member of a
        director or executive officer of the registrant. Accordingly, please revise to include
        disclosure responsive to Item 404(d) relating to your relationship with Underhill
        Securities Corp. in this section.

Exhibits

Exhibit 99.A

9.   Please tell us why Great Idea Corp.'s legal department will be providing confirmation
        that the offering has been completed and an acquisition has been consummated, as
        indicated on the second page of the trust agreement.

10.   Please tell us why Nicole Anderson has signed the agreement as president of Granito
        Acquisition I, Inc. We note that throughout your disclosure you state that Mr. Underhill
        is the sole officer and director of the company. Please advise or revise.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: <u>Via E-mail</u>
   Harold Gewerter, Esq.